

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCES PURCHASE OF ICSA</u>

(Santiago, Chile, April 2, 2008) –(NYSE: CU, Santiago Stock Exchange: CCU) Today, our Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") purchased all of the shares of the Argentine corporation Inversora Cervecera S.A. ("ICSA"), according to the purchase agreement signed on October 4, 2007. As we informed in our press release dated October 5, 2007, the sale, the shares' transfer by the seller and the payment of the price by CICSA were subject to the prior approval of the Argentine Antitrust Commission (currently Secretaría de Comercio Interior). This entity issued its resolution on March 31st, 2008, approving the transaction without qualification, proceeding to its execution according to the terms previously informed.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.